Exhibit 99.1

SAP Q1 2018 Quarterly Statement

Cloud and Software Revenue Growth Above FY Guidance

Double-Digit Operating Profit Growth Drives Operating Margin Increase

- Cloud Revenue Accelerates, Up 18% (IFRS) and Up 31% (Non-IFRS at Constant Currencies), Exceeding €1 Billion for the First Time in a Quarter
- New Cloud Bookings Up 25% at Constant Currencies on Top of an Exceptional Prior Year Quarter
- Digital Core Momentum Continues With Over 8,300 S/4HANA Customers, Up 43% Year-over-Year
- Full Year Outlook Increased to Reflect Callidus Acquisition and Strong Operational Momentum

Cloud & Software Revenue

in € millions

Q1/17
Q1/18
4,328
4,351
4,328
4,353
IFRS
+1%
Non-IFRS
+1% (+9% cc)

Operating Profit

in € millions

Q1/17
Q1/18
673
1,025
1,198
1,235
IFRS
+52%
Non-IFRS
+3% (+14% cc)

Cloud Subscriptions & Support Revenue

in € millions

IFRS	Non-IFRS
1,070	1,072
+18%	+18% (+31% cc)

Share of Predictable Revenue

in percent

Q1 2018

71%

+2 p.p.

Total Revenue

in € millions

IFRS	Non-IFRS
5,261	5,262
0%	0% (+9% cc)

"SAP's momentum continues with our latest trifecta, including fast growing cloud, strong software sales, and operating income expansion. Even against the steepest comparisons, S/4HANA led us again to major market share gains for the company. With an increasing share of predictable revenues, our beyond expectations profitability is cause for even greater shareholder confidence. From this position of immense strength, look for SAP to be bolder than ever in markets like CRM."

Bill McDermott, CEO

"There are two things I am particularly proud of in Q1: We faced a very strong prior year quarter comparison and still delivered cloud & software growth above our full year guidance. Moreover, we increased operating margins while continuing to invest in our people and our portfolio. This gives me great confidence for 2018 and beyond."

Luka Mucic, CFO

THE BEST RUN SAP

Walldorf, Germany – April 24, 2018
SAP SE (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2018.

Business Highlights

Financial Highlights

First Quarter 2018

New cloud bookings1 grew by 14% (25% at constant currencies) in the first quarter and reached €245 million. Cloud subscriptions and support revenue grew 18% year over year to €1.07 billion (IFRS), up 31% (non-IFRS at constant currencies). Software revenue was down 10% year over year to €625 million (IFRS), down 2% (non-IFRS at constant currencies). New cloud and software license order entry2 grew by 10% at constant currencies year over year in the first quarter. Cloud and software revenue grew 1% year over year to €4.35 billion (IFRS), up 9% (non-IFRS at constant currencies). Total revenue was flat year over year at €5.26 billion (IFRS), up 9% (non-IFRS at constant currencies).

SAP’s rapidly expanding cloud business together with solid growth in support revenue continued to drive the share of more predictable revenue. The total of cloud subscriptions & support revenue and software support revenue as a percentage of total revenue grew 2 percentage points to 71% in the first quarter and thus exceeded 70% for the first time.

First quarter operating profit was up 52% year over year to €1.03 billion (IFRS), up 14% (non-IFRS at constant currencies). As announced in January 2018, the Company expects a positive revenue and profit impact from the adoption of IFRS 15 in 2018. In the first quarter, this positive impact on SAP’s operating profit was around €44 million. Earnings per share increased 37% to €0.59 (IFRS) and was down 1% to €0.73 (non-IFRS).

Operating cash flow for the first quarter was €2.58 billion, down 10% year over year. Free cash flow decreased 17% year over year to €2.15 billion. The decrease in free cash flow was mainly due to higher tax payments and a currency headwind as well as increased CapEx spending compared to the prior year. At the end of the first quarter, net liquidity was €546 million, an improvement of €1 billion year over year.

SAP S/4HANA

SAP’s next generation ERP S/4HANA sits at the core of the Intelligent Enterprise. With S/4HANA, customers can massively simplify their IT landscape, turn real-time data into actions and reinvent their business model for the digital economy across every industry. S/4HANA Cloud brings speed and ease of deployment. It is positioned as a leader in three cloud solution categories by industry analyst firm IDC: Midmarket ERP, Large Enterprise ERP and Finance & Accounting.

S/4HANA adoption grew to more than 8,300 customers, up 43% year over year. In the first quarter, approximately 400 additional customers signed up of which approximately 40% were net new. S/4HANA continues to be selected by world-class global companies, including Swiss Post in the quarter. A growing number of our customers are now adopting S/4HANA in the Cloud. MacMahon Holdings and Detecon International GmbH were among those who selected S/4HANA Cloud in the first quarter.

Customer Experience

SAP’s next generation customer experience solutions serve both B2C and B2B across a wide range of industries. They enable businesses to manage their front office across the entire spectrum from marketing to sales to services – seamlessly and in real-time. Businesses get a single view of their customer – across social, retail or e-commerce. In the age of heightened data privacy concerns, SAP also offers Gigya, a market leading solution for customer identity and access management. Gigya software manages customers’ profile, preference and consent, with customers maintaining control of their data at all times. On April 5th, 2018, SAP closed the acquisition of Callidus Software Inc (CallidusCloud®). SAP will fuse its customer experience solutions and S/4HANA fulfillment capabilities with CallidusCloud’s best-in-class Sales Performance Management (SPM) and Configure-Price-Quote (CPQ) solutions to deliver the most complete, end-to-end, fully cloud-based ‘Lead-to-Cash’ offering. This will enable customers to close deals faster, drive higher volume and bigger deals and accelerate sales productivity.

In the first quarter, SAP’s customer experience solutions achieved triple digit year-over-year growth in new cloud bookings. Jaguar Land Rover, Coca-Cola, and Unilever were among those that chose SAP’s customer experience solutions this quarter.

1    New cloud bookings is the total of all orders received in a given period the revenue from which is expected to be classified as cloud subscription and support revenue and that result from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included in this metric. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized (annualized contract value ACV).

2  New cloud and software license order entry is the total of new cloud order entry and software license order entry. The new cloud order entry metric is identical to the new cloud bookings metric defined above except that it considers the total contract value (TCV) of the orders where the new cloud bookings metric considers the orders’ annualized contract value (ACV). Software license order entry is the total of all orders received in a given period the revenue from which is expected to be classified as software license revenue. The support services commonly sold with the software licenses are not included in the software license order entry metric.

2	SAP Q1 2018 Quarterly Statement

Human Capital Management

With SAP SuccessFactors and SAP Fieldglass, SAP delivers total workforce management across both permanent and contingent labor. Increasingly, HR is asked to include flexible workers in planning and to effectively establish a total talent supply. The SAP SuccessFactors suite is localized for 91 countries and 42 languages. SAP SuccessFactors Employee Central, which is the core of SAP’s HCM offering, ended the quarter with more than 2,400 customers and scored numerous competitive wins including CaixaBank, Reckitt Benckiser Group plc, HiPP, San Francisco Unified School District. and Intesa Sanpaolo.

SAP Leonardo

SAP Leonardo is about orchestrating innovative capabilities to rapidly create completely new ways of working and new business models. SAP Leonardo brings together deep process and industry expertise, advanced design thinking methodology and cutting edge software capabilities such as IoT, Big Data, Machine Learning, Analytics, and Blockchain. All of this is integrated on the SAP Cloud Platform with new technologies easily added as they emerge.

Airbus, DBS Informatik, and Thyssenkrupp are among many others that adopted SAP Leonardo solutions in the first quarter to redefine their businesses and become intelligent enterprises.

Business Networks

SAP is fueling the Networked Economy. With more than $1.9 trillion3 in global commerce annually transacted in more than 180 countries, the SAP Business Network is the largest commerce platform in the world. Leveraging the collaborative commerce capabilities of SAP Ariba, the flexible workforce management capabilities of SAP Fieldglass, effortless travel and expense processing with SAP Concur and the real-time in memory capabilities of the SAP HANA® platform, the SAP Business Network orchestrates commerce transactions across an entire value chain. It provides transparency and insight into supply chains that enable companies to ensure they are acting in ethically responsible ways.

In the first quarter, total revenue in the SAP Business Network segment was up 17% to €663 million at constant currencies year over year. Migros and Ralph Lauren chose SAP’s Business Network Solutions in the first quarter.

3  SAP Business Network commerce is the total commerce transacted on the Ariba, Concur and Fieldglass Networks in the trailing 12 months. Ariba commerce includes procurement and sourcing spend. Previously we only included the total commerce transacted on the Ariba Network in this metric.

SAP Q1 2018 Quarterly Statement	3

Regional Revenue Performance in the First Quarter 2018

SAP had a solid performance in the EMEA region with cloud and software revenue increasing 6% (IFRS) and 9% (non-IFRS at constant currencies). Cloud subscriptions and support revenue was very strong and grew by 40% (IFRS) and 45% (non-IFRS at constant currencies) with Germany being a highlight. In addition, SAP had double-digit software revenue growth in the UK.

The Company had a strong performance in the Americas region with a significant currency headwind. Cloud and software revenue decreased by 5% (IFRS) and increased by 10% (non-IFRS at constant currencies). Cloud subscriptions and support revenue increased by 6% (IFRS) and 22% (non-IFRS at constant currencies) with Brazil being a highlight. In North America, the company had double digit software revenue growth.

In the APJ region, SAP had a strong performance considering the strong prior year period and currency headwind. Cloud and software revenue was flat (IFRS) and grew by 10% (non-IFRS at constant currencies). Cloud subscriptions and support revenue was exceptional and grew by 38% (IFRS) and 53% (non-IFRS at constant currencies) with China and Japan being highlights. For software revenue, Australia, China and India had an impressive quarter and grew by double digits.

4	SAP Q1 2018 Quarterly Statement

Financial Results at a Glance

First Quarter 20181)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1 2018	Q1 2017	∆ in %	Q1 2018	Q1 2017	∆ in %	∆ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	245	215	14	25
Cloud subscriptions and support	1,070	905	18	1,072	906	18	31
Software licenses and support	3,281	3,422	–4	3,281	3,422	–4	4
Cloud and software	4,351	4,328	1	4,353	4,328	1	9
Total revenue	5,261	5,285	0	5,262	5,285	0	9
Share of predictable revenue (in %)	71	69	2pp	71	69	2pp
Operating profit	1,025	673	52	1,235	1,198	3	14
Profit after tax	708	530	33	868	887	–2
Basic earnings per share (€)	0.59	0.43	37	0.73	0.73	–1
Number of employees (FTE, March 31)	91,120	85,751	6	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

3) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Q1 2018 Quarterly Statement	5

Business Outlook 2018

SAP is raising its outlook to reflect the closing of the Callidus acquisition on April 5, 2018 as well as the strong operating profit performance in the first quarter. For the full year 2018, the Company now expects:

•          Non-IFRS cloud subscriptions and support revenue to be in a range of €4.95 billion - €5.15 billion at constant currencies (2017: €3.77 billion), up 31% – 36.5% at constant currencies. The previous range was €4.8 - €5.0 billion. Callidus is expected to contribute approximately €150 million.

•          Non-IFRS cloud and software revenue to be in a range of €20.85 – €21.25 billion at constant currencies (2017: €19.55 billion), up 6.5% – 8.5% at constant currencies. The previous range was €20.7 – €21.1 billion. Callidus is expected to contribute approximately €150 million.

•          Non-IFRS total revenue to be in a range of €24.80 billion - €25.30 billion at constant currencies (2017: €23.46 billion), up 5.5% – 7.5% at constant currencies. The previous range was €24.6 – €25.1 billion. Callidus is expected to contribute approximately €200 million.

•          Non-IFRS operating profit to be in a range of €7.35 billion - €7.50 billion at constant currencies (2017: €6.77 billion), up 8.5% – 11% at constant currencies. The previous range was €7.3 – €7.5 billion. Callidus is expected to contribute approximately €10 million.

While SAP’s full-year 2018 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q2 and FY 2018 expected currency impacts.

Expected Currency Impact Based on Early April Exchange Rates for 2018
In percentage points	Q2	FY
Cloud subscriptions and support	-10 to -12	-7 to -9
Cloud and software	-6 to -8	-4 to -6
Operating profit	-6 to -8	-4 to -6

IFRS 15 Impact

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 15 ‘Revenue from Contracts with Customers’. Under the IFRS 15 adoption method chosen by SAP prior years are not restated to conform to the new policies. Consequently, the year-over-year growth of revenue and profit in 2018 will be impacted by the new policies.

As already announced in SAP’s Q4 2017 Quarterly Statement, the Company expects the full year 2018 impact of the policy change4 on revenue, operating expenses and profit to be as follows:

•          Revenues are expected to experience a benefit of substantially less than €0.1 billion with most of the difference resulting from exercises of customer software purchase options granted in prior years which result in software revenue.

•          Operating expenses are expected to benefit, in cost of sales and marketing, in the amount of approximately €0.2 billion from higher capitalization of sales commissions. Other policy changes will weigh on operating expenses with an additional cost of revenue of substantially less than €0.1 billion.

•          The above-mentioned effects will result in a net positive impact on operating profit of approximately €0.2 billion.

Details regarding the IFRS 15 impact in the first quarter can be found on page 21 in the appendix.

4  “Impact of the accounting policy change” means the difference between a revenue and profit measure determined under SAP’s new IFRS 15-based policies and the respective measure as it would stand had our previous accounting policies continued to apply.

6	SAP Q1 2018 Quarterly Statement

Additional Information

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Webcast

SAP senior management will host a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 388,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Q1 2018 Quarterly Statement	7

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2017	Q2 2017	Q3 2017	Q4 2017	TY 2017	Q1 2018
Revenues
Cloud subscriptions and support (IFRS)	905	932	937	995	3,769	1,070
Cloud subscriptions and support (non-IFRS)	906	932	938	997	3,771	1,072
% change – yoy	34	29	22	21	26	18
% change constant currency – yoy	30	27	27	28	28	31
Software licenses (IFRS)	691	1,090	1,033	2,058	4,872	625
Software licenses (non-IFRS)	691	1,090	1,033	2,058	4,872	625
% change – yoy	13	5	0	–5	0	–10
% change constant currency – yoy	10	4	3	–1	2	–2
Software support (IFRS)	2,731	2,736	2,687	2,754	10,908	2,656
Software support (non-IFRS)	2,731	2,736	2,687	2,754	10,908	2,656
% change – yoy	7	5	1	0	3	–3
% change constant currency – yoy	3	4	4	5	4	5
Software licenses and support (IFRS)	3,422	3,826	3,720	4,813	15,780	3,281
Software licenses and support (non-IFRS)	3,422	3,826	3,720	4,813	15,781	3,281
% change – yoy	8	5	1	–2	2	–4
% change constant currency – yoy	5	4	4	2	4	4
Cloud and software (IFRS)	4,328	4,757	4,657	5,807	19,549	4,351
Cloud and software (non-IFRS)	4,328	4,758	4,658	5,809	19,552	4,353
% change – yoy	12	9	5	1	6	1
% change constant currency – yoy	9	8	8	6	8	9
Total revenue (IFRS)	5,285	5,782	5,590	6,805	23,461	5,261
Total revenue (non-IFRS)	5,285	5,782	5,590	6,807	23,464	5,262
% change – yoy	12	10	4	1	6	0
% change constant currency – yoy	8	9	8	6	8	9
Share of predictable revenue (IFRS, in %)	69	63	65	55	63	71
Share of predictable revenue (non-IFRS, in %)	69	63	65	55	63	71

Profits
Operating profit (IFRS)	673	926	1,314	1,964	4,877	1,025
Operating profit (non-IFRS)	1,198	1,570	1,637	2,364	6,769	1,235
% change	8	4	0	0	2	3
% change constant currency	2	3	4	6	4	14
Profit after tax (IFRS)	530	666	993	1,867	4,056	708
Profit after tax (non-IFRS)	887	1,120	1,214	2,136	5,356	868
% change	16	14	11	17	15	–2

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	57.7	56.0	54.8	55.4	56.0	59.3
Cloud subscriptions and support gross margin (non-IFRS, in %)	64.6	62.4	60.8	61.0	62.2	63.2
Software license and support gross margin (IFRS, in %)	83.3	85.3	86.2	87.8	85.8	85.7
Software license and support gross margin (non-IFRS, in %)	85.1	86.6	87.3	88.6	87.0	86.4
Cloud and software gross margin (IFRS, in %)	77.9	79.6	79.9	82.2	80.1	79.2
Cloud and software gross margin (non-IFRS, in %)	80.8	81.8	82.0	83.9	82.2	80.7
Gross margin (IFRS, in %)	66.7	69.0	70.1	73.2	69.9	68.5
Gross margin (non-IFRS, in %)	69.9	71.5	72.5	75.2	72.5	70.2
Operating margin (IFRS, in %)	12.7	16.0	23.5	28.9	20.8	19.5
Operating margin (non-IFRS, in %)	22.7	27.2	29.3	34.7	28.9	23.5
AT&S segment – Cloud subscriptions and support gross margin (in %)	52	49	47	47	49	51
AT&S segment – Gross margin (in %)	70	72	73	76	73	70
AT&S segment – Segment margin (in %)	34	39	41	46	40	34

8	SAP Q1 2018 Quarterly Statement

€ millions, unless otherwise stated	Q1 2017	Q2 2017	Q3 2017	Q4 2017	TY 2017	Q1 2018
SAP BN segment – Cloud subscriptions and support gross margin (in %)	77	77	76	77	77	77
SAP BN segment – Gross margin (in %)	67	68	68	68	68	69
SAP BN segment – Segment margin (in %)	16	17	17	17	17	16

Key Profit Ratios
Effective tax rate (IFRS, in %)	20.6	26.6	28.6	9.4	19.3	28.5
Effective tax rate (non-IFRS, in %)	25.7	27.8	29.2	13.2	22.6	27.8

Earnings per share, basic (IFRS, in €)	0.43	0.56	0.82	1.55	3.36	0.59
Earnings per share, basic (non-IFRS, in €)	0.73	0.94	1.01	1.77	4.44	0.73

Order Entry
New Cloud Bookings	215	340	302	591	1,448	245
Contract liabilities/deferred income (current)	6,215	4,898	3,531	2,771	2,771	5,041
Orders – Number of on-premise software deals (in transactions)	13,115	14,361	13,889	17,782	59,147	13,549
Share of orders greater than € 5 million based on total software order entry volume (in %)	27	31	29	30	30	18
Share of orders smaller than € 1 million based on total software order entry volume (in %)	46	40	41	37	40	50

Liquidity and Cash Flow
Net cash flows from operating activities	2,872	642	611	920	5,045	2,578
Free cash flow	2,581	322	258	609	3,770	2,151
% of total revenue (IFRS)	49	6	5	9	16	41
% of profit after tax (IFRS)	487	48	26	33	93	304
Group liquidity, gross	7,345	4,927	4,960	4,785	4,785	8,270
Group debt	–7,805	–6,716	–6,667	–6,264	–6,264	–7,723
Group liquidity, net	–460	–1,789	–1,706	–1,479	–1,479	546
Days’ sales outstanding (DSO, in days)1)	72	72	72	70	70	68

Financial Position
Cash and cash equivalents	5,937	4,236	4,220	4,011	4,011	7,598
Goodwill	23,091	21,949	21,353	21,267	21,267	20,854
Total assets	47,724	42,900	41,430	42,506	42,506	45,473
Equity ratio (total equity in % of total assets)	56	57	59	60	60	56

Non-Financials
Number of employees (quarter end)2)	85,751	87,114	87,874	88,543	88,543	91,120
Employee retention (in %, rolling 12 months)	94.1	94.3	94.2	94.6	94.6	95.9
Women in management (in %, quarter end)	24.8	25.0	25.2	25.4	25.4	25.6
Greenhouse gas emissions (in kilotons)	100	55	80	90	325	100

1) Days’ sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

2) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Q1 2018 Quarterly Statement	9

Consolidated Income Statements of SAP Group (IFRS) – Quarter

€ millions, unless otherwise stated	Q1 2018	Q1 2017	Δ in%
Cloud subscriptions and support	1,070	905	18
Software licenses	625	691	–10
Software support	2,656	2,731	–3
Software licenses and support	3,281	3,422	–4
Cloud and software	4,351	4,328	1
Services	909	957	–5
Total revenue	5,261	5,285	0

Cost of cloud subscriptions and support	–435	–383	14
Cost of software licenses and support	–470	–571	–18
Cost of cloud and software	–905	–954	–5
Cost of services	–751	–806	–7
Total cost of revenue	–1,656	–1,760	–6
Gross profit	3,605	3,524	2
Research and development	–814	–852	–4
Sales and marketing	–1,515	–1,708	–11
General and administration	–231	–291	–21
Restructuring	–11	–4	>100
Other operating income/expense, net	–10	4	<-100
Total operating expenses	–4,236	–4,612	–8
Operating profit	1,025	673	52

Other non-operating income/expense, net	–9	–18	–49
Finance income	43	107	–60
Finance costs	–69	–94	–27
Financial income, net	–25	13	<-100
Profit before tax	990	668	48

Income tax expense	–282	–138	>100
Profit after tax	708	530	33
Attributable to owners of parent	708	521	36
Attributable to non-controlling interests	–1	9	<-100

Earnings per share, basic (in €)1)	0.59	0.43	37
Earnings per share, diluted (in €)1)	0.59	0.43	37

1) For the three months ended March 31, 2018 and 2017, the weighted average number of shares was 1,193 million (diluted 1,194 million) and 1,199 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

10	SAP Q1 2018 Quarterly Statement

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at March 31, 2018 and December 31, 2017
€ millions	2018	20171)
Cash and cash equivalents	7,598	4,011
Other financial assets	858	990
Trade and other receivables	5,433	5,899
Other non-financial assets	850	725
Tax assets	341	306
Total current assets	15,079	11,930
Goodwill	20,854	21,267
Intangible assets	2,838	2,967
Property, plant, and equipment	3,044	2,967
Other financial assets	1,158	1,155
Trade and other receivables	111	118
Other non-financial assets	818	621
Tax assets	442	443
Deferred tax assets	1,128	1,037
Total non-current assets	30,393	30,575
Total assets	45,473	42,506

€ millions	2018	2017
Trade and other payables	1,066	1,151
Tax liabilities	624	597
Financial liabilities	1,594	1,561
Other non-financial liabilities	2,981	3,946
Provisions	123	184
Contract liabilities / deferred income	5,041	2,771
Total current liabilities	11,430	10,210
Trade and other payables	113	119
Tax liabilities	490	470
Financial liabilities	6,479	5,034
Other non-financial liabilities	558	503
Provisions	425	303
Deferred tax liabilities	229	248
Contract liabilities / deferred income	62	79
Total non-current liabilities	8,355	6,756
Total liabilities	19,785	16,966
Issued capital	1,229	1,229
Share premium	573	570
Retained earnings	25,744	24,794
Other components of equity	–297	508
Treasury shares	–1,591	–1,591
Equity attributable to owners of parent	25,657	25,509

Non-controlling interests	30	31
Total equity	25,688	25,540
Total equity and liabilities	45,473	42,506

1) Under the adoption methods we chose for IFRS 15 and IFRS 9 prior years are not restated to conform to the new policies. See section Impact of Changes in Accounting Policies in this Quarterly Statement.

Due to rounding, numbers may not add up precisely.

SAP Q1 2018 Quarterly Statement	11

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1 2018	Q1 2017
Profit after tax	708	530
Adjustments to reconcile profit after tax to net cash flows from operating activities:
Depreciation and amortization	303	320
Income tax expense	282	138
Financial income, net	25	–13
Decrease/increase in sales and bad debt allowances on trade receivables	–25	15
Other adjustments for non-cash items	3	–13
Decrease/increase in trade and other receivables	942	–633
Decrease/increase in other assets	–152	–243
Decrease/increase in trade payables, provisions, and other liabilities	–742	–596
Decrease/increase in contract liabilities/deferred income	1,683	3,730
Interest paid	–55	–58
Interest received	25	17
Income taxes paid, net of refunds	–420	–323
Net cash flows from operating activities	2,578	2,872
Business combinations, net of cash and cash equivalents acquired	–17	–22
Purchase of intangible assets or property, plant, and equipment	–427	–291
Proceeds from sales of intangible assets or property, plant, and equipment	14	27
Purchase of equity or debt instruments of other entities	–378	–981
Proceeds from sales of equity or debt instruments of other entities	439	624
Net cash flows from investing activities	–369	–644
Proceeds from borrowings	1,494	4
Repayments of borrowings	–12	–3
Net cash flows from financing activities	1,482	1
Effect of foreign currency rates on cash and cash equivalents	–103	5
Net decrease/increase in cash and cash equivalents	3,587	2,234
Cash and cash equivalents at the beginning of the period	4,011	3,702
Cash and cash equivalents at the end of the period	7,598	5,937

Due to rounding, numbers may not add up precisely.

12	SAP Q1 2018 Quarterly Statement

Segment Reporting – Quarter

Applications, Technology & Services

€ millions, unless otherwise stated		Q1 2018	Q1 2017	∆ in %	∆ in %

	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency

Cloud subscriptions and support – SaaS/PaaS1)	484	530	365	32	45
Cloud subscriptions and support – IaaS2)	104	115	77	36	50
Cloud subscriptions and support	588	645	442	33	46
Software licenses	625	676	691	–10	–2
Software support	2,652	2,868	2,726	–3	5
Software licenses and support	3,277	3,544	3,417	–4	4
Cloud and software	3,865	4,189	3,859	0	9
Services	798	880	851	–6	3
Total segment revenue	4,663	5,068	4,709	–1	8
Cost of cloud subscriptions and support – SaaS/PaaS1)	–192	–211	–145	33	46
Cost of cloud subscriptions and support – IaaS2)	–96	–103	–68	41	51
Cost of cloud subscriptions and support	–288	–314	–213	35	48
Cost of software licenses and support	–444	–478	–508	–13	–6
Cost of cloud and software	–732	–791	–721	2	10
Cost of services	–657	–709	–685	–4	3
Total cost of revenue	–1,389	–1,500	–1,406	–1	7
Segment gross profit	3,274	3,568	3,303	–1	8
Other segment expenses	–1,669	–1,801	–1,708	–2	5
Segment profit	1,605	1,767	1,595	1	11
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	60	60	60	—0pp	–0pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	8	11	11	—3pp	–0pp
Cloud subscriptions and support gross margin (in %)	51	51	52	—1pp	–1pp
Gross margin (in %)	70	70	70	0pp	0pp
Segment margin (in %)	34	35	34	1pp	1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q1 2018 Quarterly Statement	13

SAP Business Network

€ millions, unless otherwise stated		Q1 2018	Q1 2017	∆ in %	∆ in %

	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency

Cloud subscriptions and support — SaaS/PaaS1)	483	543	464	4	17
Cloud subscriptions and support — IaaS2)	0	0	0	NA	NA
Cloud subscriptions and support	483	543	464	4	17
Software licenses	0	0	0	NA	NA
Software support	4	4	6	–33	–23
Software licenses and support	4	4	6	–33	–23
Cloud and software	487	548	469	4	17
Services	103	116	98	5	18
Total segment revenue	590	663	567	4	17
Cost of cloud subscriptions and support – SaaS/PaaS1)	–110	–123	–107	2	15
Cost of cloud subscriptions and support – IaaS2)	0	0	0	NA	NA
Cost of cloud subscriptions and support	–110	–123	–107	2	15
Cost of software licenses and support	–2	–2	–1	>100	>100
Cost of cloud and software	–111	–125	–108	3	16
Cost of services	–74	–82	–77	–3	7
Total cost of revenue	–186	–207	–184	1	12
Segment gross profit	404	456	383	6	19
Other segment expenses	–308	–345	–291	6	18
Segment profit	97	111	92	5	21
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	77	77	77	0pp	0pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	77	77	77	0pp	0pp
Gross margin (in %)	69	69	67	1pp	1pp
Segment margin (in %)	16	17	16	0pp	1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q1 2018 Quarterly Statement	14

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated			Q1 2018	Q1 2017	∆ in %	∆ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	483	543	464	4	17
	Other	484	531	365	33	45
	Total	967	1,074	829	17	30
Cloud subscriptions and support revenue – IaaS2)		104	115	77	36	50
Cloud subscriptions and support revenue		1,072	1,189	906	18	31
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	77	77	77	0pp	0pp
	Other	61	60	60	1pp	0pp
	Total	69	69	70	–0pp	–1pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		8	11	11	–3pp	–0pp
Cloud subscriptions and support gross margin (in %)		63	63	65	–1pp	–1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q1 2018 Quarterly Statement	15

Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated					Q1 2018			Q1 2017			Δ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	1,070	2	1,072	117	1,189	905	0	906	18	18	31
Software licenses	625	0	625	51	676	691	0	691	–10	–10	–2
Software support	2,656	0	2,656	216	2,873	2,731	0	2,731	–3	–3	5
Software licenses and support	3,281	0	3,281	268	3,548	3,422	0	3,422	–4	–4	4
Cloud and software	4,351	2	4,353	384	4,737	4,328	0	4,328	1	1	9
Services	909	0	909	95	1,005	957	0	957	–5	–5	5
Total revenue	5,261	2	5,262	479	5,742	5,285	0	5,285	0	0	9

Operating Expense Numbers
Cost of cloud subscriptions and support	–435	41	–394			–383	63	–320	14	23
Cost of software licenses and support	–470	25	–445			–571	62	–510	–18	–13
Cost of cloud and software	–905	66	–839			–954	124	–830	–5	1
Cost of services	–751	19	–732			–806	47	–759	–7	–4
Total cost of revenue	–1,656	85	–1,571			–1,760	171	–1,589	–6	–1
Gross profit	3,605	87	3,692			3,524	172	3,696	2	0
Research and development	–814	21	–793			–852	88	–764	–4	4
Sales and marketing	–1,515	89	–1,426			–1,708	211	–1,497	–11	–5
General and administration	–231	3	–227			–291	50	–242	–21	–6
Restructuring	–11	11	0			–4	4	0	>100	NA
Other operating income/expense, net	–10	0	–10			4	0	4	<-100	<-100
Total operating expenses	–4,236	209	–4,027	–352	–4,379	–4,612	524	–4,087	–8	–1	7

Profit Numbers
Operating profit	1,025	211	1,235	128	1,363	673	525	1,198	52	3	14
Other non-operating income/expense, net	–9	0	–9			–18	0	–18	–49	–49
Finance income	43	0	43			107	0	107	–60	–60
Finance costs	–69	0	–69			–94	0	–94	–27	–27
Financial income, net	–25	0	–25			13	0	13	<-100	<-100
Profit before tax	990	211	1,201			668	525	1,193	48	1
Income tax expense	–282	–51	–333			–138	–168	–306	>100	9
Profit after tax	708	160	868			530	356	887	33	–2
Attributable to owners of parent	708	160	868			521	356	877	36	–1
Attributable to non-controlling interests	–1	0	–1			9	0	9	<-100	<-100

Key Ratios
Operating margin (in %)	19.5		23.5		23.7	12.7		22.7	6.7pp	0.8pp	1.1pp
Effective tax rate (in %)3)	28.5		27.8			20.6		25.7	7.9pp	2.1pp
Earnings per share, basic (in €)	0.59		0.73			0.43		0.73	37	–1

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

16	SAP Q1 2018 Quarterly Statement

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2018 and Q1 2017 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Q1 2018 Quarterly Statement	17

Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 20181)	Q1 2018	Q1 2017
Operating profit (IFRS)		1,025	673
Revenue adjustments	40 to 70	2	0
Adjustment for acquisition-related charges	550 to 610	129	157
Adjustment for share-based payment expenses	800 to 1,100	70	363
Adjustment for restructuring	25 to 35	11	4
Operating expense adjustments		209	524
Operating profit adjustments		211	525
Operating profit (non-IFRS)		1,235	1,198

1) The estimates provided above include the effects of the Callidus acquisition.

Due to rounding, numbers may not add up precisely.

Non-IFRS Adjustments by Functional Areas

€ millions					Q1 2018					Q1 2017
	IFRS	Acqui-sition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	–905	58	8	0	–839	–954	83	41	0	–830
Cost of services	–751	2	17	0	–732	–806	2	45	0	–759
Research and development	–814	2	19	0	–793	–852	3	86	0	–764
Sales and marketing	–1,515	62	27	0	–1,426	–1,708	68	143	0	–1,497
General and administration	–231	5	–1	0	–227	–291	1	49	0	–242
Restructuring	–11	0	0	11	0	–4	0	0	4	0
Other operating income/expense, net	–10	0	0	0	–10	4	0	0	0	4
Total operating expenses	–4,236	129	70	11	–4,027	–4,612	157	363	4	–4,087

1) Share-based Payments

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q1 2018	Q1 2017
Cost of cloud and software	1	1
Cost of services	4	1
Research and development	1	1
Sales and marketing	5	1
General and administration	0	0
Restructuring expenses	11	4

Due to rounding, numbers may not add up precisely.

18	SAP Q1 2018 Quarterly Statement

Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions					Q1 2018			Q1 2017			Δ in %

	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)

Cloud subscriptions and support revenue by region
EMEA	322	0	322	12	334	230	0	230	40	40	45
Americas	620	2	621	91	712	582	0	582	6	7	22
APJ	129	0	129	14	143	94	0	94	38	38	53
Cloud subscriptions and support revenue	1,070	2	1,072	117	1,189	905	0	906	18	18	31

Cloud and software revenue by region
EMEA	1,959	0	1,959	50	2,009	1,848	0	1,848	6	6	9
Americas	1,688	2	1,690	267	1,957	1,775	0	1,776	–5	–5	10
APJ	705	0	705	67	771	704	0	704	0	0	10
Cloud and software revenue	4,351	2	4,353	384	4,737	4,328	0	4,328	1	1	9

Total revenue by region
Germany	753	0	753	2	755	674	0	674	12	12	12
Rest of EMEA	1,615	0	1,615	59	1,674	1,572	0	1,572	3	3	7
Total EMEA	2,368	0	2,368	61	2,428	2,246	0	2,246	5	5	8
United States	1,665	2	1,667	250	1,917	1,773	0	1,773	–6	–6	8
Rest of Americas	398	0	398	90	488	431	0	431	–8	–8	13
Total Americas	2,063	2	2,065	340	2,405	2,205	0	2,205	–6	–6	9
Japan	209	0	209	20	230	198	0	198	6	6	16
Rest of APJ	620	0	620	58	679	637	0	637	–3	–3	7
Total APJ	830	0	830	79	908	835	0	835	–1	–1	9
Total revenue	5,261	2	5,262	479	5,742	5,285	0	5,285	0	0	9

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

Due to rounding, numbers may not add up precisely.

SAP Q1 2018 Quarterly Statement	19

Employees by Region and Functional Areas

	31.3.2018				31.3.2017
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,909	4,000	4,801	14,710	6,575	4,596	5,524	16,696
Services	7,705	5,085	5,161	17,951	6,578	4,204	4,073	14,855
Research and development	11,715	5,376	8,499	25,590	10,675	4,964	8,051	23,691
Sales and marketing	9,542	9,403	4,977	23,922	8,680	8,845	4,550	22,074
General and administration	2,798	1,835	1,088	5,721	2,689	1,799	1,036	5,525
Infrastructure	1,847	871	508	3,226	1,638	812	460	2,910
SAP Group (March 31)	39,516	26,569	25,035	91,120	36,835	25,221	23,694	85,751
Thereof acquisitions 1)	22	0	0	22	4	13	0	17
SAP Group (three months’ end average)	39,258	26,447	24,847	90,552	36,681	25,066	23,512	85,259
1) Acquisitions closed between January 1 and March 31 of the respective year

20	SAP Q1 2018 Quarterly Statement

Impact of Changes in Accounting Policies

Adoption of IFRS 15

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 15 ‘Revenue from Contracts with Customers’. Under the IFRS 15 adoption method chosen by SAP, prior years (including the prior-period numbers presented in the primary financial statements in this quarterly statement) are not restated to conform to the new policies.

The impact of the policy change5 in the first quarter of 2018 was as follows:

–         Software licenses and support revenues experienced a benefit of €10 million, with most of the difference resulting from exercises of customer software purchase options granted in prior years which result in software revenue.

–         Operating expenses benefitted, in cost of sales and marketing, in the amount of €38 million from higher capitalization of sales commissions net of higher amortization of amounts capitalized.

–         The abovementioned effects together with other insignificant effects resulted in a net positive impact on operating profit of approximately €44 million.

–         Compared to what they would have been under the pre-IFRS 15 accounting policies, the following applies:

•         Non-current and current other non-financial assets on March 31, 2018, are higher by €154 million and €30 million, respectively (January 1, 2018: higher by €124 million and €24 million, respectively) due to the higher capitalization of sales commissions.

•         Trade and other receivables and contract liabilities on March 31, 2018 are lower by €1.31 billion and €1.22 billion, respectively (January 1, 2018: higher by €560 million and €644 million, respectively), resulting from changes in the timing of and amounts recognized as contract balances.

•         Provisions on March 31, 2018, are lower by €20 million (January 1, 2018: lower by €25 million), reflecting lower provisions for onerous customer contracts.

Adoption of IFRS 9

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 9 ‘Financial Instruments’. Under the IFRS 9 adoption method chosen by SAP, prior years are not restated to conform to the new policies.

The impact of the policy change as of January 1, 2018 was as follows:

–         Trade receivables are lower by €25 million resulting from the application of the expected credit loss model.

–         OCI is lower by €157 million resulting from the reclassification of amounts attributable to available-for-sale financial assets accumulated in OCI so far to opening retained earnings.

Please also refer to Note (3e) of our Integrated Report 2017 for further qualitative explanations of the changes in accounting policies as a result of the adoption of IFRS 9 and IFRS 15.

5  “Impact of the policy change” means the difference between a measure determined under SAP’s new IFRS 15-based policies and the respective measure as it would stand had our previous accounting policies continued to apply.

SAP Q1 2018 Quarterly Statement	21

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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22	SAP Q1 2018 Quarterly Statement